Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our consolidated financial statements, the notes to those financial statements and other financial data that appear elsewhere in this report. In addition to historical information, the following discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in “Risk Factors” and elsewhere in this report. Our consolidated financial statements are prepared in conformity with U.S. GAAP.

A. Operating Results

Business Overview

We offer financial consulting services to small and medium-sized enterprise (“SME”) customers in Asia and North America. Our goal is to become an international financial consulting company with clients and offices throughout Asia. Since our inception in 2015, the focus of our consulting business has been providing comprehensive going public consulting services designed to help SMEs become public companies on suitable markets and exchanges.

On January 4, 2021, we established an office in California, USA, through our wholly owned subsidiary ATIF Inc., a California corporation, and launched, in addition to our business consulting services, additional service models consisting of asset management, investment holding and media services to expand our business with a flexible business concept to achieve a goal of high growth revenue and strong profit growth.

Currently we provide consulting services to the companies based in Asia and North America seeking listing in U.S. We have a team of qualified and experienced personnel with legal, regulatory, and language expertise in several jurisdictions outside the U.S. Our services were designed to help SMEs in China achieve their goal of becoming public companies. In May 2022, we shifted our geographic focus from China to North America emphasizing on helping mid and small companies in North America become public companies on the U.S. capital markets. We would create a going public strategy for each client based on many factors of such client, including our assessment of the client’s financial and operational situations, market conditions, and the client’s business and financing requirements. Since our inception and up to the date of this report, we have successfully helped nine Chinese enterprises to be quoted on the U.S. OTC markets, along with three clients getting listed on Nasdaq Stock Market, and are currently assisting our other clients in their respective going public efforts. Most of our current and past clients have been located in China or U.S., and we plan to expand our operations to other Asian countries, including Malaysia, Vietnam, and Singapore, while continuing to focus on the North American market in the coming years.

For the six months ended January 31, 2026 and 2025, we provided consulting services to four and one customers, respectively, which primarily engaged the Company to provide consulting services relating to going public in the US through IPO, reverse merger and acquisition. We focus on providing consulting services to customers based in North America and other areas.

Our total revenue generated from consulting services of continuing operations amounted to approximately $1.6 million and $0.2 million for the six months ended January 31, 2026 and 2025, respectively.

Key Factors that Affect our Business

We believe the following key factors may affect our consulting services:

Our business success depends on our ability to acquire customers effectively.

Our customer acquisition channels primarily include our sales and marketing campaigns and existing customer referrals. In order to acquire customers, we have made significant efforts in building mutually beneficial long-term relationships with local government, academic institutions, and local business associations. In addition, we also market our consulting services through social media, such as WeChat and Weibo. If any of our current customer acquisition channels becomes less effective, we are unable to continue to use any of these channels or we are not successful in using new channels, we may not be able to attract new customers in a cost-effective manner or convert potential customers into active customers or even lose our existing customers to our competitors. To the extent that our current customer acquisition and retention efforts become less effective, our service revenue may be significantly impacted, which would have a significant adverse effect on our revenues, financial condition, and results of operations.

Our consulting business faces strong market competition.

We are currently facing intense market competition. Some of our current or potential competitors have significantly more financial, technical, marketing, and other resources than we do and may be able to devote greater resources to the development, promotion, and support of their customer acquisition and retention channels. In light of the low barriers to entry into the financial consulting industry, we expect more players to enter this market and increase the level of competition. Our ability to differentiate our services from other competitors will have a significant impact on our business growth in the future.

Our business depends on our ability to attract and retain key personnel.

We rely heavily on the expertise and leadership of our directors and officers to maintain our core competence. Under their leadership, we have been able to achieve rapid expansion and significant growth since our inception in 2015. As our business scope increases, we expect to continue to invest significant resources in hiring and retaining a deep talent pool of financial consultancy professionals. Our ability to sustain our growth will depend on our ability to attract qualified personnel and retain our current staff.

Results of Operations

The following table summarizes the results of our operations for the six months ended January 31, 2026 and 2025, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the six months ended January 31,		Changes
	2026	2025	Amount Increase (Decrease)	Percentage Increase (Decrease)

Revenues	$1,600,000	$200,000	$1,400,000	700%
Cost of revenue	(1,040,000)	-	(1,040,000)
	$560,000	$200,000	$360,000	180%

Operating expenses
Selling expenses	-	(120,000)	120,000	(100)%
General and administrative expenses	(826,250)	(951,906)	125,656	(13)%
Total operating expenses	(826,250)	(1,071,906)	245,656	(23)%

Loss from operations	(266,250)	(871,906)	605,656	(69)%

Other (expenses) income
Interest income (expenses)	70,491	(15)	70,506	(470040)%
Other Income (expense)	-	(260,046)	260,046	(100)%
Loss from investment in trading securities	(84,654)	(1,138,564)	1,053,910	(93)%
Total other expense, net	(14,163)	(1,398,625)	1,384,462	(99)%

Loss before income taxes	(280,413)	(2,270,531)	1,990,118	(88)%

Income tax provision	-	-	-
Net loss and comprehensive loss	$(280,413)	$(2,270,531)	$1,990,118	(88)%

Revenues. Our total revenue from continuing operations increased by approximately $1.4 million, or 700%, from $0.2 million in the six month ended January 31, 2025, to $1.6 million in the six month ended January 31, 2026, primarily attributable to increase in revenue from consulting services to clients in Hong Kong, the U.S. and Singapore.

We provided services to four and one customers for the six month ended January 31, 2026 and 2025, respectively. The service completed in six month ended January 31, 2026 were mainly for phase II and phase III work (as defined in the notes to the Company’s Unaudited Condensed Consolidated Financial Statements for the Six Months Ended January 31, 2026 and 2025).

Cost of revenue. Our cost of revenue increased by approximately $1.0 million, from $nil in the six month ended January 31, 2025, to $1.0 million in the six month ended January 31, 2026, primarily attributable to consulting expenses incurred for our four customers. These consulting expenses were incurred pursuant to the framework agreement entered into on April 20, 2025 with a consulting firm, under which the consulting firm provides consulting and professional services to the Company in connection with customer projects.

Selling expenses. Our selling expenses primarily consisted of advertising and promotion expenses. Selling expenses decreased by approximately $0.1 million, or 100%, from approximately $0.1 million in six month ended January 31, 2025 to $nil in six month ended January 31, 2026. The decrease was primarily due to a decrease of amortization expenses on TV promotion videos.

General and administrative expenses. Our general and administrative expenses primarily consisted of salary and welfare expenses of management and administrative team, professional expenses, and office expenses. The general and administrative expenses decreased by $0.13 million, or 13%, from approximately $0.95 million for six month ended January 31, 2025, to $0.83 million for the six month ended January 31, 2026. The decrease was mainly attributable to a reduction in R&D expenditures of $0.1 million, cost saving in business trip and entertainment expenses of approximately $0.1 million, partially offset by the increase in legal and professional fees of approximately $0.1 million.

Loss from investment in trading securities. Loss from investment in trading securities represented fair value changes from investment in trading securities, which was measured at market price. For the six month ended January 31, 2026 and 2025, we recorded an investment loss of $84,654 and approximately $1.1 million, respectively.

Income taxes. We are incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, we are not subject to tax on income or capital gains in the British Virgin Islands. Additionally, upon payments of dividends to the shareholders, no British Virgin Islands withholding tax will be imposed.

ATIF Inc, ATIF BD, ATIF BC and ATIF BM (as defined in the notes to the Company’s Unaudited Condensed Consolidated Financial Statements for the Six Months Ended January 31, 2026 and 2025) were established in the U.S and are subject to federal and state income taxes on their business operations. The federal tax rate is 21% and state tax rate is 8.84%. We also evaluated the impact from the tax reforms in the United States, including the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) and Health and Economic Recovery Omnibus Emergency Solutions Act (“HERO Act”), which were both passed in 2020, No material impact on the ATIF US is expected based on our analysis. We will continue to monitor the potential impact going forward.

Income tax expenses recognized for the six month ended January 31, 2026 and 2025 were $nil.

Net loss. As a result of foregoing, net loss was approximately $0.3 million for the six month ended January 31, 2026, an increase of income of $2.0 million from net loss of $2.3 million for the six month ended January 31, 2025.

B. Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations, proceeds from our initial public offering, and equity financing through public offerings of our securities. We plan to support our future operations primarily from cash generated from our operations and cash on hand. However, the Company may need to raise the cash flow from related parties, and there is no assurance that the Company will be able to obtain funds on commercially acceptable terms, if at all.

Liquidity and Going concern

For the six months ended January 31, 2026 and 2025, we reported a net loss of approximately $0.3 million and $2.3 million, respectively, and operating cash outflows approximately $36.8 million and $1.2 million, respectively. In assessing the ability to continue as a going concern, we monitor and analyze cash and our ability to generate sufficient cash flow in the future to support our operating and capital expenditure commitments. A history of net losses from operations, cash out from operating activities, and the requirement of additional capital to fund our current operating plan during the six months ended January 31, 2026, these factors indicate the existence of an uncertainty that raises substantial doubt about our ability to continue as a going concern.

In October 2025, we issued and sold 9,000,000 ordinary shares to certain purchasers who are “non-U.S. Persons” at a price of US$3.26 per share, and warrants to purchase an aggregate of up to 9,000,000 ordinary shares for a gross proceeds of US$29.3 million. The Company recorded net proceeds of approximately $29.3 million.

As of January 31, 2026, we had cash of approximately $1.5 million and accounts receivables of approximately $2.4 million, which were highly liquid. On the other hand, we had current liabilities of approximately $1.7 million. The cash and other highly liquid assets could well cover the current liabilities. Our ability to continue as a going concern is dependent on management’s ability to successfully execute our business plan, which includes increasing revenue while controlling operating cost and expenses to generate positive operating cash flows and obtain financing from outside sources.

We have not declared nor paid any cash dividends to our shareholders. We do not plan to pay any dividends out of our restricted net assets as of January 31, 2026.

The following table sets forth summary of our cash flows for the periods indicated:

	For the Six Months Ended January 31,
	2026	2025

Net cash used in operating activities	(36,785,159)	(1,195,753)
Net cash provided by investing activities	-	441,172
Net cash provided by financing activities	29,319,450	4,774,895

Net (decrease) increase in cash	(7,465,709)	4,020,314
Cash, beginning of year	8,950,771	1,249,376

Cash, end of year	$1,485,062	$5,269,690

Operating Activities

Net cash used in operating activities was approximately $36.8 million in six months ended January 31, 2026. Net cash used in operating activities was primarily comprised of net loss of approximately $0.3 million, adjusted for loss of $84,654 from investment in trading securities, and net changes in our operating assets and liabilities, principally comprising of (i) an increase of $1.6 million in accounts receivable attributed to the increase in revenue, (ii) an increase of $35.9 million in prepaid expenses and other current assets attributed to the prepayment of acquisition of digital assets, and (iii) an increase of approximately $1.2 million in accounts payable, accrued expenses and other current liabilities, which was mainly due to the accrual of a service fee of approximately $1.0 million as of January 31, 2026.

Net cash used in operating activities was approximately $1.2 million in six months ended January 31, 2025. Net cash used in operating activities was primarily comprised of net loss of approximately $2.3 million, adjusted for loss of approximately $1.1 million from investment in trading securities, and net changes in our operating assets and liabilities, principally comprising of a decrease of $0.2 million in accounts receivable and a decrease of approximately $0.5 million in accounts payable, accrued expenses and other current liabilities because we paid litigation liabilities of approximately $0.3 million.

Investing Activities

Net cash provided by investing activities was $nil in six months ended January 31, 2026.

Net cash provided by investing activities was $0.4 million for the six months ended January 31, 2025, primarily consisting of net collection of borrowings from a related party of $0.3 million.

Financing Activities

Net cash provided by financing activities was approximately $29.3 million six months ended January 31, 2026, which represented proceeds from issuance of ordinary shares and warrants.

Net cash provided by financing activities was approximately $4.8 million in the six months ended January 31, 2025, which represented proceeds from issuance of ordinary shares.

C. Research and development, patents, and licenses, etc.

The Company did not conduct any research and development activities during the six months ended January 31, 2026. As previously disclosed in item 4 Subparagraph B “Information on the Company—Business Overview—Intellectual Property” in the Company’s annual report on Form 20-F for the fiscal year ended July 31, 2025, the Company owns certain registered trademarks and domain names. There have been no material changes to such information during the six months ended January 31, 2026.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Critical Accounting Estimates

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable and related allowance for doubtful accounts, income taxes related to realization of deferred tax assets and uncertain tax position, provisions necessary for contingent liabilities and contingent consideration. The current economic environment has increased the degrees of uncertainty inherent in those estimates and assumptions, actual results could differ from those estimates.